______________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

______________________________________

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For September 2, 2002

Song Networks Holding AB

(Translation of registrant's name into English)

Svärdvägen 19,

SE-182 15 Danderyd, Sweden

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...√..... Form 40-F........

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......No...√....

Exhibits

  Pressrelease, dated September 2, 2002

Press Release

Stockholm September 2, 2002

Song Networks Announces Delisting from Nasdaq; Event of Default on August 1, 2002 Interest Coupon Payment

Song Networks Holding AB (NASDAQ: SONW, Stockholmsbörsen: SONW) announced today that the voluntary delisting of its ADRs from the Nasdaq National Market became effective at the start of trading on Thursday, August 29, 2002. Song Networks decided to delist from Nasdaq as the present ownership and market situation does not justify the costs related to the listing. Song Networks intends to maintain its listing on the Stockholmsbörsen.

Song Networks further announced today that its wholly owned subsidiary Song Networks N.V. did not make the interest coupon payment on August 30, 2002 on the EUR 175,000,000 12⅜% Senior Notes due 2008, originally scheduled for August 1st. August 30, 2002 was the last date for making such interest payment under the relevant note indenture before such failure constitutes an Event of Default which would give rise to potential acceleration of the senior bonds. Operations throughout Song Networks remain otherwise unaffected at this time.

Song Networks expects to complete a restructuring, conclude the Extraordinary General Meeting and the akkoord process in the Netherlands before the end of October.

For further information, please contact:
Song Networks Holding AB Tomas Franzén, CEO Phone: +46 8 5631 0111 Mobile: +46 701 810 111 tomas.franzen@songnetworks.net	Song Networks Holding AB Jenny Moquist, Investor Relation Manager Phone: +46 8 5631 0219 Mobile: +46 701 810 219 jenny.moquist@songnetworks.net

About Song Networks, formerly Tele1 Europe, (NASDAQ: SONW, Stockholmsbörsen: SONW) Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, internet and voice to businesses in the Nordic region. This means that Song Networks supplies communication solutions that are attractively customized for each corporate customer. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The Company has built local access networks in the largest cities in the Nordic region. The access networks, which are linked by a long-distance network is one of the fastest data and internet super-highways in Europe, with an initial capacity for customers of up to one gigabit. The Company was founded in 1995 in Sweden and has approximately 1,000 employees. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2002

By: /s/ Tomas Franzén

Name: Tomas Franzén

Title: President and Chief Executive Officer